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                          August 9, 2021

       Helena Santos
       President and Chief Executive Officer
       Scientific Industries, Inc.
       80 Orville Drive, Suite 102
       Bohemia, NY 11716

                                                        Re: Scientific
Industries, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 4,
2021
                                                            File No. 333-258468

       Dear Ms. Santos:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              John F.F. Watkins, Esq.